

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Wyche T. Green, III
President, Chief Executive Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, GA 30117

> **Re: Greenway Medical Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 23, 2011**
> **File No. 333-175619**

Dear Mr. Green:

We have reviewed your response to our letter dated September 14, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 7

1. We note your revision to the paragraph that begins, "The number of shares of common stock to be outstanding immediately after the offering is based on . . . the conversion of our preferred stock to common stock and the election of holders of our preferred stock (excluding those holders who elect to receive such payment in the form of common stock) in connection with the conversion to receive shares of common stock in lieu of a cash payment." Please revise the added parenthetical information for clarity. As it reads now, it is unclear whether shares elected to be received in lieu of the cash payment are included or excluded from the amount to be outstanding after the offering.

Annual Cash Incentives, page 73

2. We note your response to our prior comment 13 and reissue the comment in part. Please revise to disclose the 2011 revenue and EBITDA targets and your actual 2011 revenue

and EBITDA. In regards to the sales bookings target for 2011, please address, with greater specificity, how the disclosure of this performance target might be expected to affect the particular business decisions of your competitors and, in so doing, would result in substantial competitive harm to the company. Refer to Instruction 4 to Item 402(b) of Regulation S-K. In the alternative, please revise this section to disclose the target and the actual results achieved.

Balance Sheet, page F-3

3. We note your response to our prior comment 16 that once pricing becomes available and stockholder elections have been determined, if terms of outstanding equity securities change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, you will include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization, if applicable. Please ensure such presentation includes the cash portion of the liquidation preference payment in addition to additional shares of common stock that will be issued for those holders that elect to receive such payment in the form of common stock.

Other

4. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

5. Please provide currently dated consents from the independent public accountants in any future amendments. In this regard, since the auditors have updated the date of their opinion, the consent should refer to the respective date of the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief